

17005168

SECUR   )N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 15 2117

Washington DC
405

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8-44285 *RMS*

8-52202

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: BRITTANY CAPITAL GROUP, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 FIFTH AVENUE – 26TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAYMOND MENDEZ   212-265-6046

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISERMAZARS LLP

(Name — if individual, state last, first, middle name)

60 CROSSWAYS PARK DRIVE WEST, STE 301 WOODBURY, NEW YORK 11797

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

2017 FEB 15 PH 1: 41
SEC / TM
RECEIVED

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
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SEC 1410 (06-02)   2A

OATH OR AFFIRMATION

I, RAYMOND MENDEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRITTANY CAPITAL GROUP, INC., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CHIEF FINANCIAL OFFICER
_____
Title

_____
Notary Public   Susan Hope
Notary Public State of NY
Rockland County #4743733
Comm. Expires 3-30-19

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brittany Capital Group, Inc.
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	87,267
Prepaid income taxes		1,503
Other assets		2,975
Total assets	$	91,745

Stockholders' equity

Common stock, no par value; 200 shares authorized,		
193 shares issued and 176 shares outstanding	$	109,350
Additional paid-in capital		25,900
Accumulated deficit		(23,530)
		111,720
Less: Treasury stock, at cost, 17 shares		(19,975)
Total stockholders' equity	$	91,745

The accompanying notes are an integral part of this financial statement.

Brittany Capital Group, Inc.
Notes to Financial Statement
December 31, 2016

1. **General**

   Brittany Capital Group, Inc. (the "Company") is a registered broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

   The Company works with alternative asset managers, assisting them in raising capital from institutional investors. In addition, the Company provides corporate finance advisory services.

2. **Summary of Significant Accounting Policies**

   Revenue Recognition
   Fees include cash retainers which are earned when the contract is executed, advisory fees which are earned ratably over the contract, and transaction success fees which are recorded when the financing closes.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Income Taxes
   Deferred taxes represent the tax effects of differences between the financial reporting and tax bases of the Company's assets and liabilities at the enacted tax rates in effect for the years in which the differences are expected to reverse. The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities, net of any valuation allowance.

   The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2016, the Company determined that it had no uncertain tax positions which affected its financial position, its results of operations or its cash flows. The Company will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. federal and state income tax examinations for years before 2013.

3. **Administration Agreement**

   The Company has entered into an administration agreement whereby facilities, equipment and office services are provided. The agreement commenced May 1, 2005. This agreement was amended on October 1, 2013 to occupy an additional office. The agreement is on a month-to-month basis, for a monthly fee of $6,080 plus additional miscellaneous fees unless either party cancels.

Brittany Capital Group, Inc.
Notes to Financial Statement
December 31, 2016

4. **Net Capital Requirements**

    The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $5,000, or 1/15 of aggregate indebtedness as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

    At December 31, 2016, the Company had net capital, as defined, of $87,267, which exceeded its required minimum net capital of $5,000 by $82,267. Aggregate indebtedness at December 31, 2016 totaled $0. The ratio of aggregate indebtedness to net capital was 0 to 1.

    Should the need arise, the stockholders intend to infuse sufficient working capital to ensure continued compliance with minimum net capital requirements and fund working capital as necessary.

5. **Off-Balance-Sheet Risk and Concentration of Credit Risk**

    The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

    100% of revenue in 2016 was from two customers.

6. **Taxes**

    The primary temporary difference and its deferred income tax effect as of December 31, 2016 is as follows:

Deferred tax asset:	
Net operating loss carry-forward	$ 45,800
Less: Valuation allowance	(45,800)
Net deferred tax asset	$ -

    As of December 31, 2015, the Company has available approximately $113,000 of unused operating loss carryforwards expiring through 2033. There is no current taxable income at December 31, 2016.

    At December 31, 2016, management of the Company believes that it is more likely than not that the Company will not generate a sufficient level of taxable income within the forseeable future to utilize the deferred tax assets. Accordingly, a valuation allowance has been recorded to cover the entire deferred tax asset balance at December 31, 2016. The valuation allowance has increased from 2015 by $5,500.

 MAZARS



WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Stockholders
of Brittany Capital Group, Inc.

We have audited the accompanying statement of financial condition of Brittany Capital Group, Inc., (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brittany Capital Group, Inc., as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

February 6, 2017

WEISERMAZARS LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.WEISERMAZARS.COM

WEISERMAZARS LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.



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